UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15/A

Amendment No. 1

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-35437

EveryWare Global, Inc.

(Exact name of registrant as specified in its charter)

519 North Pierce Avenue, Lancaster, Ohio 43130

(740) 687-2500

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Units, each consisting of one share of Common Stock and one Warrant

Common Stock, par value $0.0001 per share

Warrants, exercisable for 1/2 share of Common Stock

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(l)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(l)(i)	☒
Rule 12h-3(b)(l)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

Units: 0

Common Stock: 100

Warrants: 29

Explanatory Note: The purpose of this Amendment No. 1 is to add the Units, consisting of one shares of Common Stock and one Warrant, which was not included on the Form 15 filed by EveryWare Global, Inc. on May 13, 2015.

Pursuant to the requirements of the Securities Exchange Act of 1934, EveryWare Global, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: May 14, 2015	By:	/s/ Erika J. Schoenberger
	Name:	Erika J. Schoenberger
	Title:	General Counsel

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